

January 12, 2012

Via E-mail
Bo Falkman
President and Chief Executive Officer
Turnpoint Global, Inc.
Hamngatan 4
65224 Karlstad, Sweden

>   **Re: Turnpoint Global, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed January 6, 2012**
>   **File No. 333-167401**

Dear Mr. Falkman:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 6

Business Overview, page 6

1. We note your disclosure in the third paragraph of this section that "[t]he company's officers and directors as signatories on this registration statement is bound thereby by Rule 419 . . . ." Please provide us with your basis for this statement, including the provision of Rule 419 that you believe governs the sale of shares by your officers and directors as signatories to the registration statement, or revise. Please also tell us the significance of including such statement; if you are trying to convey to readers that your officers and directors are also bound by the terms of an escrow agreement, please state that they are subject to contractual obligations, as opposed to obligations that the law imposes upon them. We also note a similar statement in the third risk factor on page 11.

Certain Relationships and Related Transactions, page 35

2. We note your response to comment six in our letter dated December 20, 2011. Please also identify the shareholder to which you refer in the last paragraph of this section. Refer to Item 404(a)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Harold P. Gewerter, Esq.
        Law Offices of Harold P. Gewerter, Esq.